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                                             File No.________________________




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                             AES SUNTREE POWER LTD.

                        (Name of foreign utility company)

                               THE AES CORPORATION

   (Name of filing company, if filed on behalf of a foreign utility company)


ITEM 1

     Foreign utility status is claimed by AES Suntree Power Ltd. AES Suntree Power Ltd. is the owner and operator of a 4000 MW Ekibastuz GRES-1 mine-mouth coal-burning facility located in Kazakstan. AES Suntree Power Ltd. is 70% owned by AES Electric Ltd., a U.K. company, which is directly 100% owned by The AES Corporation, a publicly-traded company in the United States. The remaining 30% of AES Suntree Power Ltd. is owned by Suntree Ltd., a privately held organization operating mainly in the Commonwealth of Independent States and Israel.

ITEM 2

     Not applicable.

EXHIBIT A

     Not applicable.


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                             WILLIAM R. LURASCHI
                                        ------------------------------
                                             William R. Luraschi
                                             General Counsel
                                             The AES Corporation
                                             1001 N. 19th Street
                                             Arlington, VA  22209
                                             (703) 522-1315


Date:  August 15, 1996